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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
November 29, 2019

Manulife announces intention to redeem 2.64% Fixed/Floating Subordinated Debentures

TORONTO – The Manufacturers Life Insurance Company (“MLI”) today announced its intention to redeem at par on January 15, 2020 all of its outstanding $500,000,000 principal amount of 2.64% Fixed/Floating Subordinated Debentures (the “Debentures”) due January 15, 2025. The Debentures are redeemable at MLI’s option on or after January 15, 2020 at a redemption price per Debenture equal to par, together with accrued and unpaid interest to but excluding the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with MLI’s Amended and Restated Trust Indenture.

Interest on the Debentures will cease to accrue on the redemption date.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2018, we had more than 34,000 employees, over 82,000 agents, and thousands of distribution partners, serving almost 28 million customers. As of September 30, 2019, we had over $1.2 trillion (US$881 billion) in assets under management and administration, and in the previous 12 months we made $29.8 billion in payments to our customers. Our principal operations in Asia, Canada and the United States are where we have served customers for more than 100 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 416-527-9601 Brooke_Tucker-Reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com